SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Heelys, Inc.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share

__________________________________________________________________________________
(Title of Class of Securities)

42279M107
________________________________________________________________________________
(CUSIP Number)

Yehuda Shmidman

Chief Executive Officer

Sequential Brands Group, Inc.

17383 Sunset Boulevard, Suite A310

Pacific Palisades, CA 90272

(213) 745-2123

____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, DE 19899-0636

(302) 651-3000

December 7, 2012

_________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Sequential Brands Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) CO

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sequential that it is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. Wheels Merger Sub Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) CO

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Merger Sub that it is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. TCP WR Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) OO

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) and Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). TCP WR Acquisition, LLC owns debentures convertible into and warrants to purchase approximately 73.4% of the outstanding shares of Sequential common stock and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by TCP WR Acquisition, LLC that it is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. Tengram Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) OO

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) and Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). TCP WR Acquisition, LLC owns debentures convertible into and warrants to purchase approximately 73.4% of the outstanding shares of Sequential common stock and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Tengram Capital Associates, LLC is the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Tengram Capital Associates, LLC that it is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. Matthew Eby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) IN

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) and Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). TCP WR Acquisition, LLC owns debentures convertible into and warrants to purchase approximately 73.4% of the outstanding shares of Sequential common stock and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Mr. Eby, together with Messrs. Gersten and Sweedler, is a member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Eby that he is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. William Sweedler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) IN

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) and Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). TCP WR Acquisition, LLC owns debentures convertible into and warrants to purchase approximately 73.4% of the outstanding shares of Sequential common stock and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Mr. Sweedler, together with Messrs. Eby and Gersten, is a member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sweedler that he is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

1.	Names of Reporting Persons. Richard Gersten
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,470,460*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%**
14.	Type of Reporting Person (See Instructions) IN

*	The Heelys Common Stock (as defined below) listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or exercisable within 60 days of December 7, 2012. Beneficial ownership of the above referenced Heelys Common Stock is being reported hereunder solely because Sequential (as defined below) and Merger Sub (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). TCP WR Acquisition, LLC owns debentures convertible into and warrants to purchase approximately 73.4% of the outstanding shares of Sequential common stock and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Mr. Gersten, together with Messrs. Eby and Sweedler, is a member of Tengram Capital Associates, LLC, the managing member of TCP WR Acquisition, LLC and therefore may be deemed to have beneficial ownership of the Heelys Common Stock listed in rows (8) and (11). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Gersten that he is the beneficial owner of any Heelys Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**	Based upon an aggregate of 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys (as defined below) in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Heelys Common Stock”), of Heelys, Inc., a Delaware Corporation (“Heelys”). Heelys’ principal executive offices are located at 3200 Belmeade Drive, Suite 100, Carrollton, TX 75006.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Sequential Brands Group, Inc., a Delaware Corporation (“Sequential”), Wheels Merger Sub Inc., a Delaware Corporation (“Merger Sub”), TCP WR Acquisition, LLC, a Delaware limited liability company, Tengram Capital Associates, LLC, a Delaware limited liability company, Matthew Eby, Richard Gersten and William Sweedler (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

(b)	The address and principal office of Sequential and Merger Sub is:

17383 Sunset Boulevard

Suite A310

Pacific Palisades, CA 90272

The address and principal office of TCP WR Acquisition, LLC, Tengram Capital Associates, LLC, Mr. Eby, Mr. Gersten and Mr. Sweedler is:

c/o Tengram Capital Associates, LLC

15 Riverside Avenue

Westport, CT 06880

(c)	Sequential owns, promotes, markets and licenses a portfolio of consumer brands. Sequential has licensed and intends to license its brands in a variety of consumer categories to retailers, wholesalers and distributors in the United States and in certain international territories.

Merger Sub is a wholly owned subsidiary of Sequential and was formed by Sequential on November 30, 2012 in connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated December 7, 2012, by and among Heelys, Sequential and Merger Sub, pursuant to which Merger Sub will merge with Heelys, with Heelys surviving as a wholly owned subsidiary of Sequential.

TCP WR Acquisition, LLC and Tengram Capital Associates, LLC invest in companies in the branded consumer products and retail sectors.

Messrs. Eby, Gersten and Sweedler are controlling members of Tengram Capital Associates, LLC, which has sole voting control of TCP WR Acquisition, LLC. Messrs. Eby, Gersten and Sweedler also are directors of Sequential.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Sequential and Merger Sub are set forth on Schedule 1 hereto and are incorporated by reference herein in their entirety.

(d), (e)	During the past five years, none of the Reporting Persons or, to the best of Sequential’s and Merger Sub’s knowledge, any person listed on Schedule 1 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, the shares of Heelys Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Persons. Pursuant to certain Voting Agreements by and between Sequential, Merger Sub, Heelys and certain holders of Heelys Common Stock set forth on Schedule 2 (each, a “Subject Stockholder” and, collectively, the “Subject Stockholders”), each dated as of December 7, 2012 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”), the Reporting Persons may be deemed to be the beneficial owners of 10,470,460 shares of Heelys Common Stock (collectively, the “Subject Shares”) held of record by the Subject Stockholders (including vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner that are exercisable within 60 days of the date hereof). Sequential, Heelys, Merger Sub and the Subject Stockholders entered into the Voting Agreements to induce Sequential and Merger Sub to enter into the Merger Agreement. The Voting Agreements and the Merger Agreement are described in more detail in Item 4, which descriptions are incorporated by reference into this Item 3. Any beneficial ownership of any of the Reporting Persons of shares of Heelys Common Stock that may be deemed to arise from the Voting Agreements did not require the expenditure of any funds, as none of the Reporting Persons paid any monetary consideration to the Subject Stockholders for entering into the Voting Agreements.

Item 4. Purpose of Transaction

Agreement and Plan of Merger

On December 7, 2012, Sequential, Heelys and Merger Sub entered into the Merger Agreement, pursuant to which, among other things, Merger Sub will be merged (the “Merger”) with and into Heelys, with Heelys surviving the Merger as a wholly-owned subsidiary of Sequential, subject to the terms and conditions of the Merger Agreement.

Under the terms of the Merger Agreement, Heelys’ stockholders will receive $2.25 in cash (the “Per Share Merger Consideration”) for each share of Heelys common stock upon the closing of the Merger.

The Merger Agreement has been approved by the Board of Directors of each of Sequential and Heelys. Consummation of the Merger is subject to certain customary conditions, including, among others, approval of the stockholders of Heelys, accuracy of the representations and warranties of the other party (generally subject to a material adverse effect standard), and material compliance by the other party with its obligations under the Merger Agreement.

Subject to the satisfaction of the closing conditions, the parties anticipate completing the transaction promptly following approval of the Merger by Heelys’ Stockholders.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit B (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Heelys, Inc. with the Securities and Exchange Commission on December 10, 2012), and is incorporated by reference herein.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Subject Stockholders entered into the Voting Agreements with Sequential and Merger Sub. Pursuant to the Voting Agreements, the Subject Stockholders, who collectively have the power to vote approximately 36.9% of Heelys’ common stock as of December 7, 2012 (including vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner that are exercisable within 60 days of the date hereof), agreed to vote all shares beneficially owned by them in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against any alternative proposal or any other action that is reasonably likely to adversely affect or interfere with the consummation of the transactions contemplated by the Merger Agreement. Each Voting Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

In addition, each Voting Agreement provides that each Subject Stockholder will not (i) offer to transfer, transfer or consent to any transfer of any or all of the Subject Shares or any interest therein without the prior written consent of Sequential, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all Subject Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Subject Shares, or (iv) deposit any or all of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Subject Shares.

The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached hereto as Exhibits C and D (incorporated by reference to Exhibits 10.2 and 10.3 to the Current Report on Form 8-K filed by Heelys, Inc. with the Securities and Exchange Commission on December 10, 2012) and the terms of which are incorporated herein by reference in their entirety.

Other than as set forth in this Item 4, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

(a)	The Subject Stockholders collectively beneficially own 10,470,460 shares of Heelys Common Stock (including vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner that are exercisable within 60 days of the date hereof). The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Voting Agreements and the Proxies, be deemed to share beneficial ownership over 10,470,460 shares of Heelys Common Stock, which represents approximately 36.9% of the outstanding Heelys Common Stock (based on 27,571,052 shares of Heelys Common Stock outstanding as of August 3, 2012, as reported by Heelys in its Quarterly Report on Form 10-Q filed on August 9, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(b)	The Reporting Persons, by reason of the execution and delivery of the Voting Agreements and the Proxies, may be deemed to have shared voting power with the Stockholders with respect to 10,470,460 shares of Heelys Common Stock (including vested but unexercised options to purchase 790,000 shares of Heelys Common Stock held by Patrick F. Hamner that are exercisable within 60 days of the date hereof), which represents approximately 36.9% of the outstanding Heelys Common Stock (based on 27,571,052 shares of Heelys Common Stock outstanding as of November 9, 2012, as reported by Heelys in its Quarterly Report on Form 10-Q filed on November 14, 2012, plus 790,000 shares of Heelys Common Stock underlying options to purchase shares of Heelys Common Stock held by Patrick F. Hamner which are currently exercisable or that are exercisable within 60 days of December 7, 2012). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(c)	Except as described in this Schedule 13D, during the last 60 days, none of the Reporting Persons has effected any transactions involving Heelys Common Stock.

(d)	Except for the Subject Stockholders, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Heelys Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Heelys.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Agreement and Plan of Merger, dated December 7, 2012, by and among Sequential Brands Group, Inc., Wheels Merger Sub Inc. and Heelys, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Heelys, Inc. with the Securities and Exchange Commission on December 10, 2012)

Exhibit C	Voting Agreement, dated December 7, 2012, by and among Capital Southwest Venture Corporation, Sequential Brands Group, Inc., Wheels Merger Sub Inc. and Heelys, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Heelys, Inc. with the Securities and Exchange Commission on December 10, 2012)

Exhibit D	Voting Agreement, dated December 7, 2012, by and among Patrick F. Hamner, Sequential Brands Group, Inc., Wheels Merger Sub Inc. and Heelys, Inc. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Heelys, Inc. with the Securities and Exchange Commission on December 10, 2012)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2012

SEQUENTIAL BRANDS GROUP, INC.		TCP WR ACQUISITION, LLC

By:	/s/ Yehuda Shmidman		By: Tengram Capital Associates, LLC
Name:	Yehuda Shmidman		Managing member of TCP WR Acquisition, LLC
Title:	Chief Executive Officer
		By:	/s/ William Sweedler
WHEELS MERGER SUB INC.		Name:	William Sweedler
		Title:	Member
By:	/s/ William Sweedler
Name:	William Sweedler	TENGRAM CAPITAL ASSOCIATES, LLC
Title:	President
		By:	/s/ William Sweedler
		Name:	William Sweedler
		Title:	Member

/s/ Matthew Eby
MATTHEW EBY

/s/ Richard Gersten
RICHARD GERSTEN

/s/ William Sweedler
WILLIAM SWEEDLER

Schedule 1

The following tables set forth the name, present occupation or employment and citizenship of each director and executive officer of Sequential and Merger Sub as of December 7, 2012. The principal business address of each person listed below is c/o Sequential Brands Group, Inc., 17383 Sunset Boulevard, Suite A310, Pacific Palisades, CA 90272.

Directors of SEQUENTIAL BRANDS GROUP, INC.

Name	Present Occupation	Citizenship
William Sweedler	Co-Founder and Partner of Tengram Capital Partners	United States
Yehuda Shmidman	Chief Executive Officer of Sequential	United States
Matthew Eby	Co-Founder and Partner of Tengram Capital Partners	United States
Richard Gersten	Partner of Tengram Capital Partners	United States
Al Gossett	President, CEO and owner of Gossett Automotive Group	United States

Executive Officers of SEQUENTIAL BRANDS GROUP, INC.

Name	Present Occupation	Citizenship
Yehuda Shmidman	Chief Executive Officer	United States
Gary Klein	Chief Financial Officer	United States
Andrea Sobel	President of Licensing	United States

Directors of WHEELS MERGER SUB INC.

Name	Present Occupation	Citizenship
Yehuda Shmidman	Chief Executive Officer of Sequential	United States
William Sweedler	Co-Founder and Partner of Tengram Capital Partners	United States

Executive Officers of WHEELS MERGER SUB INC.

Name	Present Occupation	Citizenship
William Sweedler	Co-Founder and Partner of Tengram Capital Partners	United States
Yehuda Shmidman	Chief Executive Officer of Sequential	United States

Schedule 2

Stockholder	Number of Shares Held of Record
Capital Southwest Venture Corporation	9,317,310
Patrick F. Hamner	1,153,150 (includes vested but unexercised options to purchase 790,000 shares of Heelys Common Stock)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13D to which this agreement is attached (the “Schedule 13D”)1 and to the joint filing of all amendments thereto. The undersigned further agree that this agreement may be included as an exhibit to such joint filing. Notwithstanding the foregoing, each of the Reporting Persons disclaims beneficial ownership of shares of Heelys Common Stock beneficially owned by the other Reporting Persons.

This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated: December 17, 2012

SEQUENTIAL BRANDS GROUP, INC.		TCP WR ACQUISITION, LLC

By:	/s/ Yehuda Shmidman		By: Tengram Capital Associates, LLC
Name:	Yehuda Shmidman		Managing member of TCP WR Acquisition, LLC
Title:	Chief Executive Officer
		By:	/s/ William Sweedler
WHEELS MERGER SUB INC.		Name:	William Sweedler
		Title:	Member
By:	/s/ William Sweedler
Name:	William Sweedler	TENGRAM CAPITAL ASSOCIATES, LLC
Title:	President
		By:	/s/ William Sweedler
		Name:	William Sweedler
		Title:	Member

/s/ Matthew Eby
MATTHEW EBY

/s/ Richard Gersten
RICHARD GERSTEN

/s/ William Sweedler
WILLIAM SWEEDLER

1 Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.